FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2     Date of Material Change

May 9, 2008

Item 3     News Release

The press release attached as Schedule A was released over Canada NewsWire on May 9, 2008.

Item 4     Summary of Material Change

Gammon Gold announces further increases in April’s consolidated production, a further 55% increase in Ocampo’s production and a 41% further reduction in Ocampo’s total cash costs relative to December 2007’s performance levels.

Item 5     Full Description of Material Change

Gammon Gold Inc. is pleased to provide its unaudited monthly status update for April 2008. Since the launch of the turnaround strategy in December 2007, the Company has been reporting monthly updates on its key performance indicators covering a seven (7) month period that clearly demonstrate the continual improvements in key operational performance indicators, financial metrics, and internal management reporting controls that were encompassed in the Company’s turnaround business plan. Accordingly, the Company will now discontinue monthly reporting as we are confident that sufficient production and cost information, together with our record Q1 results, have been provided to the market confirming the positive momentum of our turnaround strategy. We will now resume reporting as per statutory requirements.

Consolidated Highlights

  Production for April continued to increase to 24,194 gold equivalent ounces, a 48% increase over December 2007

  Total cash costs for April reduced further to $481 per gold equivalent ounce, a 36% improvement over December which was in line with the low end of our 2008 full year cash cost per ounce guidance of $480 to $515 as we benefited from continued productivity and cost efficiency enhancements

  Operating cash flow was $5.6 million in April, representing a $7.1 million improvement over December despite April’s result being effectively understated by the delayed receipt of due & receivable IVA Tax refunds totaling approximately $4 million which are now scheduled to be received in mid-May. Lower metal prices in April over March also resulted in the reduction of revenues by approximately $1.8 million

  The Company reported positive net free cash flow of $0.6 million in April which represents a 113% improvement over December of ($4.7) million despite April’s result being effectively understated by the delayed receipt of due & receivable IVA Tax refunds totaling approximately $4 million which are now scheduled to be received in mid-May

  April’s cash flow performance established closing cash reserves of $6.2 million which, together with the significant improvement in the Company’s year to date net free cash flow profile, has facilitated cumulative accelerated debt repayments of $5.1 million on our revolving line of credit debt facility. The Company’s $60 million revolving line of credit debt facility has not been utilized since late January representing a continuous period of fourteen (14) weeks to date and is presently drawn down to $29.8 million resulting in a current net debt balance of $23.6 million

  The Company continues to strengthen its mine management team at Ocampo by appointing several key senior mining positions with over 200 years of extensive international operating experience to continue spearheading the turnaround strategy

Consolidated Overview

Description	April 2008	Mar 2008	Feb 2008	Jan 2008	Dec 2007
Gold Ounces Produced	14,865	12,834	11,019	9,246	9,600
Silver Ounces Produced	485,041	464,636	446,260	400,075	378,578
Gold Equivalent Ounces Produced	24,194	22,051	19,466	16,429	16,329
Gold Ounces Sold	15,441	11,872	10,410	9,173	11,192
Silver Ounces Sold	518,684	434,288	420,889	393,417	441,347
Gold Equivalent Ounces Sold	25,416	20,484	18,379	16,236	19,039
Average Gold Price Realized	898	$970	$931	$873	$801
Average Silver Price Realized	17.42	$19.90	$17.38	$15.63	$14.10
Total Cash Cost	$481	$485	$480	$506	$756
Operating Cash Flow (in millions)	$5.6	$7.2	$3.1	$1.9	($1.5)
Net Cash Flow (in millions)	$0.6	$1.9	($0.4)	($0.9)	($4.7)
Capital Expenditures (in millions)	$5.0	$5.1	$3.5	$2.8	$3.1

In April, the Company produced a total of 14,865 ounces of gold and 485,041 ounces of silver or 24,194 gold equivalent ounces at a cash cost of $481 per ounce, representing 48% increase in production and a 36% decrease in cash costs over December. During April, the Company sold a total of 15,441 ounces of gold and 518,684 ounces of silver or 25,416 gold equivalent ounces and realized an average gold price of $898 per ounce and an average silver price of $17.42 per ounce.

In an unprecedented environment of high inflationary cost pressures, the Company has reduced cash costs from highs of $764 per ounce in Q3 2007 to $481 per ounce in April. The Company continues to realize improvements in total cash costs that are supported by the Company’s focused productivity and cost optimization efforts, which together with longer term initiatives, will continue to accrue over the next eighteen months.

Once again, the Company is reporting a robust monthly financial performance result as the Company continues to successfully execute its turnaround strategy. Operating cash flow in April was $5.6 million as compared to $7.2 million in March and ($1.5) in December, when the turnaround strategy was launched and is effectively understated by an approximate $4.0 million timing difference associated with past due & receivable IVA tax refunds being re-scheduled for receipt in mid-May. In April, the Company reported positive net cash flow of $0.6 million, a $5.3 million improvement over December despite April’s result being effectively understated by the delayed receipt of due & receivable IVA Tax refunds totaling approximately $4 million which are now scheduled to be received in mid-May. Strengthening operating cash flow performance will continue to support the Company’s planned investment in capital expansion projects. Capital expenditures during April were in line with internal expansion capital projections at $5.0 million.

Improved cash flow performance has eliminated any requirement for draw downs on the Company’s $60 million revolving line of credit debt facility during the past fourteen (14) weeks. April’s cash flow performance established closing cash reserves of $6.2 million which, together with the significant improvement in the Company’s year to date net free cash flow profile, has facilitated cumulative accelerated debt repayments of $5.1 million on our revolving line of credit debt facility. The Company’s $60 million revolving line of credit debt facility has not been utilized since late January representing a continuous period of fourteen (14) weeks to date and is presently drawn down to $29.8 million resulting in a current net debt balance of $23.6 million.

The Company’s improving cash flow profile combined with the Company’s $60 million revolving line of credit  debt facility further demonstrate that the Company is sufficiently funded to progress the Company’s turnaround phase into the later part of 2008, at which point the Company’s business model is scheduled to achieve consistent positive net cash flow status.

Ocampo Results

The targeted turnaround strategy initiated at Ocampo in December 2007 has had a significant impact on our production and financial metrics as provided in the table below. In just five (5) months the impact of our initiatives has been encouraging and will continue to gain traction as additional productivity and cost optimization opportunities are targeted over the next eighteen months.

Description	April 2008	Mar 2008	Feb 2008	Jan 2008	Dec 2007
Gold Ounces Produced	11,035	8,996	7,890	5,893	6,802
Silver Ounces Produced	335,451	299,161	300,115	244,186	251,072
Gold Equivalent Ounces Produced	17,486	14,880	13,553	10,279	11,274
Gold Ounces Sold	11,815	8,426	7,281	5,820	8,394
Silver Ounces Sold	370,156	284,188	274,744	237,528	313,841
Gold Equivalent Ounces Sold	18,933	14,015	12,466	10,086	13,894
Average Gold Price Realized	$889	$946	$926	$886	$801
Average Silver Price Realized	$17.07	$19.27	$17.51	$16.05	$14.08
Total Cash Cost	$436	$453	$451	$498	$736
Tonnes per day Underground	889	883	809	978	979
Tonnes per day Open Pit	81,531	82,228	74,189	61,324	60,999
Tonnes per day Mill	1,706	1,724	1,435	1,389	1,297
Tonnes per day Heap Leach	8,873	8,774	7,648	7,545	6,118

Ocampo Highlights

  Production increased 55% over December while cash costs improved by 41% over December attributable to the realized benefits associated with the Company’s productivity and cost optimization initiatives

  During the month, the company took delivery of the majority of the new underground mobile equipment. This equipment was commissioned throughout the month and into May, with an immediate impact on productivities. The underground productivity increased to over 940 tonnes per day in April and continues to increase in May as the operations take advantage of the newly commissioned fleet. It is anticipated that the remaining new equipment will arrive in mid May

  Open Pit productivity remained stable at over 81,500 tonnes per day and is a 34% improvement over December

  The Mill averaged over 1,700 tonnes per day in April, a 32% improvement over December and is 14% over current name plate capacity

  Heap leach tonnes per day in April increased to approximately 8,900 tpd or by 45% over December

  Orders for all long lead items related to the expansion of the Mill to 2,600 – 2,800 tonnes per day have been issued with most items already delivered or in transit

  Both excavators have been re-commissioned and deployed in the open pit

  The fourth tertiary crusher is installed and electronic instrumentation is currently being tied in, which will increase the heap leach capacity to 13,000 tonnes per day

  The Company continues to pursue significant cost saving opportunities such as access to 20 megawatts of grid power and reagent optimization

  Mill and Crushing availabilities were favourable at 90% and 78% respectively

  In the last two quarters, Ocampo has incurred approximately $12 million in maintenance works which are now drawing to completion, and will both continue to decrease in the coming months and will also contribute to higher productivities resulting in lower operating costs going forward

El Cubo Results

The targeted turnaround strategy initiated at El Cubo in December 2007 has also had significant impact on production and financial performance as provided in the table below. The success at El Cubo is particularly encouraging as the potential of this mine has been largely underappreciated. Many of the productivity initiatives have yet to be implemented so there is potential to achieve additional improvements as we advance the turnaround strategy.

Description	April 2008	Mar 2008	Feb 2008	Jan 2008	Dec 2007
Gold Ounces Produced	3,830	3,838	3,129	3,353	2,798
Silver Ounces Produced	149,590	165,475	146,145	155,889	127,506
Gold Equivalent Ounces Produced	6,708	7,171	5,913	6,150	5,055
Gold Ounces Sold	3,626	3,446	3,129	3,353	2,798
Silver Ounces Sold	148,528	150,100	146,145	155,889	127,506
Gold Equivalent Ounces Sold	6,483	6,469	5,913	6,150	5,055
Average Gold Price Realized	$923	$1,031	$939	$849	$800
Average Silver Price Realized	$18.38	$21.08	$17.28	$15.02	$14.16
Total Cash Cost	$613	$554	$541	$519	$811

El Cubo Highlights

  Production remained strong at 6,708 gold equivalent ounces

  Metallurgical recoveries continue to improve with gold at 92% and silver at 89% in April and 91% and 86% respectively year to date. This compares favorably to the 2007 average of 87% for both gold and silver

  Total cash costs increases in the past few months are due to retroactive salary increases and an additional payroll in April and are anticipated to decrease during the second half of the year as:

    The third mill will be placed on care and maintenance in mid 2008 and all ore will be routed to the more efficient and lower cost Las Torres Mill

    30% of production is currently being hauled along the 600 level to the Las Torres Mill that will ramp up throughout the year and subsequently eliminate the more expensive surface haulage

    The new underground equipment fleet is expected to be delivered during Q3 that should positively impact production

    The introduction of longhole mining in the La Loca vein is having a positive impact on productivity and reduced dilution

Mr. Rene Marion, CEO of Gammon Gold stated, “The continued positive results achieved in April follow the best quarter in the Company’s history and provide reassurance that the positive trends are continuing into Q2. The turnaround strategy is well rooted and is being effectively executed by a seasoned team who can drive ongoing continuous improvement initiatives throughout the operation.”

Mr. Scott Perry, CFO of Gammon Gold stated, “The Company’s year to date operational and financial performance continues to be highly encouraging and has significantly improved our financial foundation which is best demonstrated by the cumulative $5.1 million accelerated debt repayments we have made in 2008.”  Mr. Perry continued, “Gammon’s improving cash flow profile positions the Company well to fully fund the Company’s 2008 business plan.”

Mr. Marion further concluded, “We started the issuance of monthly key performance indicators during a period when we were experiencing significant productivity challenges at Ocampo. However, we were so confident in our cornerstone asset and our turnaround strategy that we elected to issue monthly performance updates to communicate our progress. Seven monthly updates have been released to date and we feel the quality of our monthly disclosure has provided the market with sufficient data to make evident the continual turnaround advancements we are achieving. Equally noteworthy, in these monthly updates not only have we provided evidence of the productivity and financial improvements achieved, we have provided this data in a timely manner which is a testament to the strength of our internal management systems. We are confident that we have demonstrated sufficient progress and will now discontinue the release of monthly updates and return to statutory disclosure.”

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry Chief Financial Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Item 6     Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9     Date of Report

May 9, 2008